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April 21, 2020

VIA EDGAR

Ms. Samantha Brutlag Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re: Post-Effective Amendment No. 1014 to the Registration Statement on Form N-1A of BlackRock FundsSM (the “Trust”) relating to BlackRock High Equity Income Fund (the “Fund”)

Dear Ms. Brutlag:

On behalf of the Fund, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 1014 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on April 21, 2020.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Fund’s responses to the telephonic comments provided by Samantha Brutlag of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 6, 2020 regarding the Fund’s Post-Effective Amendment No. 1007 to its Registration Statement filed with the Commission on February 21, 2020 for the purpose of registering a new share class of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Fees and Expenses of the Fund

Comment 1: Please provide the completed Fee Table, Expense Example and Performance Information section supplementally to the Staff one week prior to going effective.

Response:The completed Fee Table, Expense Example and Performance Information section were provided supplementally to the Staff on April 15, 2020.

Comment 2:     The Staff requests confirmation that the contractual fee waivers that will be listed in footnotes 1 and 2 to the Fee Table in the Fund’s Class K Shares Prospectus will be in place for at least one year from the effective date of the Fund’s Registration Statement.

 Response:        The Fund confirms that the contractual fee waivers that will be listed in footnotes 1 and 2 to the Fee Table in the Fund’s Class K Shares Prospectus will be in place for at least one year from the effective date of the Fund’s Registration Statement.

Prospectus: Principal Investment Strategies of the Fund

Comment 3:The sections in the Fund’s Prospectus entitled “Fund Overview—Principal Investment Strategies of the Fund” and “Details About the Fund—How the Fund Invests—Principal Investment Strategies” note the following: “The Fund may invest in master limited partnerships (“MLPs”) that are generally in energy- and financial-related industries and in U.S. and non-U.S. real estate investment trusts (“REITs”), as well as structured products, including equity-linked notes, to maximize the Fund’s current income.” Please consider including risk disclosure on energy- and financial-related industries.

Response:The Fund has reviewed the disclosed risk factors and believe they are appropriate at this time.  The Fund will consider including additional risk disclosure in the future if it believes it is appropriate at that time.  The Fund also notes that it has included the risk factor “Master Limited Partnerships Risk” in the sections of the Fund’s Prospectus entitled “Fund Overview—Principal Risks of Investing in the Fund” and “Details About the Fund—Investment Risks”.

Prospectus: Principal Risks of Investing in the Fund

Comment 4: The Staff notes that the risk factors are in alphabetical order.  The Staff suggests that the Fund consider changing the order of the risk factors so that the risks of investing in the Fund that are most likely to impact the Fund’s net asset value, yield and total returns are listed toward the beginning of the risk factors.

Response: The Fund has considered the Staff’s comment and has determined to keep the order of the risk factors in alphabetical order, so that the risk factors match those included in the prospectuses for the currently effective share classes of the Fund. The Fund also notes that it has included the following disclosure in the sections entitled “Fund Overview—Principal Risks of Investing in the Fund” and “Details About the Fund—Investment Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 5:Please consider whether the Fund’s risk factors should be revised or supplemented in light of recent market events related to the novel coronavirus.

Response: The Fund filed a supplement pursuant to Rule 497(e) on March 10, 2020, which is reflected in the Amendment.  This supplement amended the Fund’s disclosure on recent market events related to the novel coronavirus in the sections of the Fund’s prospectuses entitled “Fund Overview—Principal Risks of Investing in the Fund—Market Risk and Selection Risk” and “Details About the Fund—Investment Risks—Principal Risks of Investing in the Fund—Market Risk and Selection Risk” and in the sections of Part II of the Fund’s Statement of Additional Information entitled “Investment Risks and Considerations—Investment in Emerging Markets—China Investment Risk” and “Investment Risks and Considerations—Recent Market Events”.

Statement of Additional Information: Investment Restrictions

Comment 6:Please consider revising the disclosure on fundamental and non-fundamental investment restrictions to clarify which investment restrictions are considered fundamental and which investment restrictions are considered non-fundamental.

Response: In response to the Staff’s comment, the Fund has revised its disclosure to add sub-headings entitled “Fundamental Investment Restrictions” and “Non-Fundamental Investment Restrictions” to the section entitled “Investment Restrictions” in the Statement of Additional Information.

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc: Janey Ahn

Jason Rosenthal

  John A. MacKinnon

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